Brad A. Green, P.C. To Call Writer Directly: +1 212 446 4839 brad.green@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

April 1, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adams Street Private Equity Navigator Fund LLC

Ladies and Gentlemen:

Enclosed for filing on behalf of Adams Street Private Equity Navigator Fund LLC (the “Fund”), a newly organized closed-end management investment company, is the Fund’s initial registration statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-2 (the “Registration Statement”). The Fund has separately filed a Notification of Registration under the 1940 Act on Form N-8A on the date hereof.

Certain items required to be contained in the Registration Statement, including exhibits thereto, will be completed and filed in a pre-effective amendment to the Registration Statement.

Please contact the undersigned by telephone at (212) 446-4839 or by email at brad.green@kirkland.com if you have any questions.

Sincerely,

/s/ Brad A. Green, P.C.
Brad A. Green, P.C.

cc:	Eric R. Mansell, Esq.

Nicole M. Runyan, P.C.

Andrew L. Zutz, Esq.

William P. Lane, Esq.

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